SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces a Revision on its Financial Guidance for 2017

São Paulo, February 17, 2017 - GOL Linhas Aéreas Inteligentes S.A., (BM&FBOVESPA: GOLL4 and NYSE: GOL), Brazil's No. 1 airline, today announces a revision on its 2017 financial guidance:

GOL has worked diligently to match fleet growth with GDP growth, and management believes it has successfully matched GOL’s supply of seats with demand, as indicated by the Company’s high load factors.  2017 guidance reflects the continuance of rational strategy, with a supply forecast matching GDP growth and the expected demand for seats.  We expect to reduce our non-fuel cost per available seat kilometer (CASK) as we reduce the age of our fleet, operate an even more fuel efficient fleet, benefit from cost savings associated with our aircraft maintenance facility, and improve upon our cost-efficient distribution channels.  We anticipate a solid first quarter, thanks to the dedicated effort of our employees to improve productivity throughout the Company.

For the first quarter of 2017, we expect load factors in the range of 80%, with passenger yields in the range of R$24 cents.  In January, GOL had load factors of 83% and strong forward bookings for February and March.  For the first quarter, we expect non-fuel CASK in the range of R$14.5 cents. We expect the increase in jet fuel prices will increase our fuel costs per ASK by 7.5% in 1Q17.

Financial guidance for 2017 is based on GOL’s capacity plan and the expected demand for our passenger transportation services, driven by the weak Brazilian economic environment.  For 2017, we expect to reduce capacity by 0-2%.  Passenger yields are expected to increase 6%, primarily due to an increase in average fare, partially offset by an increase in stage length, and RASK is expected to increase in the range of 7%.  Full-year non-fuel CASK is expected to be in the R$14 cent (R$) range, representing a stable level versus 2016.  Fuel costs per ASK are expected to increase approximately 18% in the year, due to increases in oil prices.

Financial Outlook	Preliminary Guidance Full year 2017	Revised Guidance Full year 2017
Average fleet	115	115
Variation in supply (ASK)	0% to -2%	0% to -2%
Variation in total seats	-3% to -5%	-3% to -5%
Variation in volume of departures	-3% to -5%	-3% to -5%
Average Load Factor	77% to 79%	77% to 79%
Net Revenues (billion)	-	+/- R$10
Non-fuel CASK (R$ cents)	-	+/- 14
EBITDA Margin	-	11% to 13%
Operating (EBIT) Margin	5% to 7%	6% to 8%

Given the volatility of the Brazilian economy, the current above guidance for 2017 may be adjusted in order to incorporate the evolution of its operating and financial performance and any eventual changes in GDP growth, interest rates, exchange rate, and WTI and Brent oil price trend.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Announces a Revision on its Financial Guidance for 2017

About GOL Linhas Aéreas Inteligentes S.A. (“GLAI”)

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 32mm p.a. on more than 700 daily flights to 63 destinations in Brazil and 11 destinations in South America and the Caribbean on a fleet of over 120 Boeing 737 aircraft, with a further 120 Boeing 737s on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 14,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record.  GOL’s shares are traded on the NYSE (GOL) and the BM&FBOVESPA (GOLL4).

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.